Exhibit 12.1

AMKOR TECHNOLOGY, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In thousands except ratio data)

											Three months ended
	Year Ended December 31,										March 31,
	1999		2000		2001		2002		2003		2004
Earnings
Income (loss) before income taxes, equity in income (loss) of investees, minority interest and discontinued operations	$87,494		$173,154		$(438,498)		$(564,309)		$(45,303)		$12,703

Interest expense	61,803		127,027		138,629		143,441		138,775		32,665

Amortization of debt issuance costs	3,466		7,013		22,321		8,251		7,428		1,357

Interest portion of rent	3,481		4,567		7,282		4,995		5,463		1,400

Less (earnings) loss of affiliates	2,622		—		—		—		—		—

	$158,866		$311,761		$(270,266)		$(407,622)		$106,363		$48,125

Fixed Charges
Interest expense	$61,803		$127,027		$138,629		$143,441		$138,775		$32,665

Amortization of debt issuance costs	3,466		7,013		22,321		8,251		7,428		1,357

Interest portion of rent	3,481		4,567		7,282		4,995		5,463		1,400

	$68,750		$138,607		$168,232		$156,687		$151,666		$35,422

Ratio of earnings to fixed charges	2.3	x	2.2	x	—	x1	—	x1	—	x1	1.4	x

1       . The ratio of earnings to fixed charges was less than 1:1 for the year ended December 31, 2003. In order to achieve a ratio of earnings to fixed charges of 1:1, we would have had to generate an additional $45.3 million of earnings in the year ended December 31, 2003. The ratio of earnings to fixed charges was less than 1:1 for the year ended December 31, 2002. In order to achieve a ratio of earnings to fixed charges of 1:1, we would have had to generate an additional $564.3 million of earnings in the year ended December 31, 2002. The ratio of earnings to fixed charges was less than 1:1 for the year ended December 31, 2001. In order to achieve a ratio of earnings to fixed charges of 1:1, we would have had to generate an additional $438.5 million of earnings in the year ended December 31, 2001.